

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 15, 2009

James E. Matthews
Senior Vice President – Finance
ADTRAN, Inc.
901 Explorer Blvd.
Huntsville, AL 35806-2807

      RE: ADTRAN, Inc.
             Form 10-K for the year ended December 31, 2008
             and Document Incorporated by Reference
             Filed February 27, 2009
             File No. 000-24612

Dear Mr. Matthews:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             /s/ Jay Knight

             for Larry M. Spirgel
             Assistant Director

cc: via facsimile to (404) 527-4198
         Thomas Wardell
         (McKenna Long & Aldridge LLP)